FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*
Hirl J. Roger
(Last) (First) (Middle)
Occidental Chemical Corporation
5005 LBJ Freeway
(Street)
Dallas Texas 75244
(City) (State) (Zip)

2. Issuer Name **and** Ticker or Trading Symbol
Occidental Petroleum Corporation
OXY

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year
08/22/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
___ Director ___ 10% Owner
_X_ Officer (give title below) ___ Other (specify below)
Executive Vice President

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	08/22/2002	M		5,633	A	$17.7500		D	
Common Stock	08/22/2002	F		3,402	D	$29.3900		D	
Common Stock	08/22/2002	M		14,367	A	$17.7500		D	
Common Stock	08/22/2002	F		10,295	D	$29.3900		D	
Common Stock	08/23/2002	S		6,000	D	$28.9760*	125,861	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Dereivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Common Stock	$17.7500	08/22/02	M			5,633	**	04/29/04	Common Stock	5,633		0	D	
Common Stock	$17.7500	08/22/02	M			14,367	**	05/29/04	Common Stock	14,367		0	D	

Explanation of Responses:

* Average sale price; 4,200 shares were sold at $28.9700 and 1,800 shares were sold at $28.9900.

** The option vested in three equal annual installments beginning on April 29, 1995.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed.
If space is insufficient, *see* Instruction 6 for procedure.

/s/ CHRISTEL H. PAULI
**Signature of Reporting Person
Christel H. Pauli, Attorney-in-Fact
for J. Roger Hirl

September 9, 2002
Date

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